UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Rodin Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       April 20, 2016

Physical address of issuer
9415 Telfair Ave, Sun Valley, CA 91352

Website of issuer
www.rodin.io

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 30, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	As of December 31, 2016	As of December 31, 2015

Total Assets	$6,627	N/A
Cash & Cash Equivalents	$6,627	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$20,900	N/A
Long-term Debt	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income	-$278,833	N/A

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 7th, 2018

Rodin Inc.



Up to $1,070,000 of Crowd Notes

Rodin Inc. dba Rodin.io ("Rodin", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 30th, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by April 30, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 30th, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at the SEC information page on www.rodin.io.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: www.seedinvest.com/rodin/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Rodin Inc. is a Delaware C-Corporation, formed on April 20, 2016. The Company is currently also conducting business under the name of Rodin.io. The Company previously operated under the name I2VR, Inc. The Company changed its name to Rodin Inc. on December 2, 2016.

The Company is located at 9415 Telfair Ave, Sun Valley, CA 91352.

The Company's website is www.rodin.io.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under www.seedinvest.com/rodin/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$500
Offering deadline	April 30, 2018
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 10, 13-14, and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's CEO serves an advisory role and is also the founder and previously the CEO at Knoxlabs, Inc. ("Knoxlabs"), a California corporation that manufactures Google Cardboards. While the CEO is focusing his time on the Company, his attention may be divided by future business items associated with his advisory role at Knoxlabs. The Company also has certain related party transactions with Knoxlabs. See "Related Person Transactions" below.

Knoxlabs serves as the Company's main source of business. Knoxlabs is bound by a Software Development Agreement that grants exclusive development rights to the Company for all of Knoxlabs's virtual and augmented reality software design and development services. Under this agreement, Knoxlabs is entitled to 20% of the Company's profits from each project. Knoxlabs provides a significant source of the Company's business. In addition, the Company has conducted and will continue to at times conduct business indirectly with customers through referral by Knoxlabs, such that Knoxlabs acts as signatory to any formal agreements and customer projects are passed to the Company as a third party with no direct agreement between the Company and the customer. See "Related Person Transactions" below.

We may not be successful in obtaining issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. The Company currently does not hold any patents, and plans to file for an issued patent for the Rodin Library. Filing a patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for Rodin to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the competitive VR space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company may not have accurately forecast demand for its product. The Company may need to start closing a significant number of customers in order to reach its sales goals. There is the risk that the Company will fail to execute on sales opportunities or not identify enough potential customers given its current success rate. The Company may struggle to convert its pipeline into paying customers. The Company may find it difficult to grow its business or to survive if its actual market is smaller than expected.

The Company may face headwinds if other, more well funded competitors enter the market. Amazon specifically has entered the market with Sumerian, posing a significant risk to Rodin. Beyond that, Mozilla, Apple and Google pose big threats to Rodin.

The reviewing CPA has included a "going concern" note in the reviewed financials. The reviewing CPA notes that the Company, as of December 31, 2016, has incurred losses from inception of approximately $278,833 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The reviewing CPA also notes that the ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The reviewing CPA also notes that the accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has not filed a Form D for its offerings of convertible notes in 2017. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Taron Lizagub, Albert Poghosyan, Aram Avetisyan, and Grigor Khachatryan. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 80.93% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Rodin lowers the barrier to entry for VR/AR development. It is a one-stop platform with which any developer (ranging from front-end web developers to heavy back-end architecture) can build, deploy, and manage VR/AR apps and experiences which can run on multiple platforms - including regular web, Oculus, Vive, Android, iOS, and (soon) Magic Leap - all from a single codebase from the browser. Rodin does not require specialized 3D expertise, so users can directly code and design from their browser. Rodin makes it easy to use the building blocks (you can also build your own building blocks) needed to build highly immersive and interactive 3D experiences and applications.

Rodin has an expansive VR library coupled with our own proprietary engine and builders. A developer can start with one of our many templates and, then, either send a link or compile an app with a single push. The application lives on our web-platform or can be packaged as a standalone application for VR/AR devices. This means that there is no need to build and publish each time - you can experience what you have built right away from any browser. The key innovation is Rodin's library, our own VR browser, and core architecture which is built on top of webVR/XR: what this means is that apps being developed work cross-platform-cross-device out of the box.

The platform's flexibility helps developers deliver unique apps, tools, and experiences in a way that supports their own requirements and development practices.

Business Plan
Virtual and augmented reality platforms are the next step in the evolution of our computing devices and human interaction. They allow for more sensory captures and bring about a closer reproduction of our real-time interactions and experiences, and will significantly impact on our future, spanning everything from digital social interactions to communication and business.

However, the solutions that exist to enable the creation of these tools are limited. Developing a VR/AR app today is like developing websites in the 90s. The tools are complex, costly, and require developers to learn 3D modeling, game engine development, multiple platforms, and native coding libraries, and this takes years of study. The devices needed to capture and serve exist, but the tools necessary to create these experiences are lacking and not suited for the job.

Rodin makes creating VR/AR experiences simple and accessible. We've developed a platform to allow the 18M+ web developers around the world to easily create and deploy virtual and augmented reality experiences and apps to all the VR/AR headsets. You can build immersive and interactive experiences which run on VR and AR, mobile devices with your web browser. Whether you are new to web development or have extensive 3D development experience, getting started with Rodin is easy.

Creating a VR/AR app today is extremely expensive. It also takes months to develop, and does not work on all devices. With Rodin, a novice web developer can get started with an app in 10 minutes for $50*, which works on all devices through a web browser.

The next iteration of the web, the Metaverse, is already here, and it is highly immersive and immensely interactive. We have to make sure the tools that we provide are tools crafted by those that are passionate to see this reality come alive; built from scratch, built for the purpose of sculpting, built raw. We now have this opportunity - to standardize, enable, and define the VR/AR development market.

*Rodin's platform is currently free to use, but the Company plans to start charging a fee in early 2018.

The Company's Products and/or Services

Product / Service	Description	Current Market
Rodin Library	An online environment where you can develop in JavaScript and use extensive library to deploy apps instantly.	We support publishing to all the major VR platforms.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are VR platforms.

Intellectual Property
The Company does not currently have any issued patents or trademarks. The Company plans to file for a patent for the Rodin Library. Filing for a patent in no way guarantees that a patent will be issued.

Litigation
None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Combined Offerings. We plan to use these proceeds to meet offering expenses as follows:

- If the Target Amount is raised, then 44.50% of the proceeds, or $11,125;
- If the Closing Amount is raised, then 11.20% of the proceeds, or $28,000; and
- If the Maximum Amount is raised, then 8.36% of the proceeds, or $89,500.

The Company plans to use the remaining proceeds after deduction of offering expenses as follows:

Use of Proceeds	% aif Target Amount is Raised	% if Closing Amount is Raised	% if Maximum Amount is Raised
Marketing	50%	50%	40%
Key Hires	20%	20%	40%
Product Development	30%	30%	20%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Taron Lizagub	Founder and CEO (April 2016 - present)	CEO (Strategy, product design, creative direction), Knoxlabs, (2014 - April 2016)
Albert Poghosyan	COO (May 2016 - present)	COO (Team management, organization, product sprints), 360 Stories, (2014 - April 2016)
Aram Avetisyan	CTO (August 2016- present)	Software Engineer (Backend developer, high level system architecture implementation), UNDL Foundation (June 2008 - September 2015) Senior VR Web Engineer, Knoxlabs (October 2015 - August 2016)
Grigor Khachatryan	CPO (September 2017 - present) Chief Architect (May 2016 - present)	CEO (Lead engineer, backend development, responsible for product development and core architecture development), Retina Web Development (November 2013 - October 2016) Software Engineer, Xcerra Corporation (September 2015 - April 2016) Software Quality Assurance Engineer, LTX-Credence (September 2014 - September 2015)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 6 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common stock	7,710,638	Holders of common stock are entitled to one vote for each stock held in all matters that come before the shareholders of the Company.	Any issuance or allotment of shares requires the prior written approval of the existing shareholders.	100%	None.
Convertible note (issued to Star Power Partners II LLC)	$100,000	Not Applicable	Note holders have a preemptive right on subsequent offerings. Notes may convert earlier than the Crowd Notes. Notes may also convert simultaneous to the Crowd Notes and into the same series of preferred equity.	Not Applicable	Issued on January 27, 2017; 2 year maturity date; interest rate of 5% per annum; automatically converts at a $250,000 qualified equity financing at a conversion price the lower of a 20% discount or a $3,000,000 valuation cap.
Convertible note	$100,000	Not Applicable	Notes may convert earlier than the Crowd Notes. Notes may also convert simultaneous to the Crowd Notes and into the same series of preferred equity.	Not Applicable	Issued on August 31, 2017; 2 year maturity date; interest rate of 3% per annum; automatically converts at a $500,000 qualified equity financing at a 20% discount.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Taron Lizagub, Albert Poghosyan, and Aram Avetisyan.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership (calculated based on fully vested common stock)
Taron Lizagub	2,320,000* common stock	30.09%*
Albert Poghosyan	2,320,000* common stock	30.09%*
Aram Avetisyan	1,600,000* common stock	20.75%*

*Will become fully vested July 2018. As of the date of this filing, 966,667 shares of common stock have vested for Taron Lizagub, 966,667 shares of common stock have vested for Albert Poghosyan, and 666,667 shares of common stock have vested for Aram Avetisyan.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Rodin offers an online environment where you can develop in JavaScript and use their extensive library to deploy apps instantly. The Company supports publishing to all the major VR platforms, with which customers can create native VR applications for Gear VR, Oculus, Vive, Daydream, Cardboard, iOS, Android, & WebVR all from the same code.

Liquidity and Capital Resources
The proceeds from the Combined Offerings are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Combined Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $270,000 in cash on hand as of February 2, 2018 which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Type of security sold	Convertible Note
Date of the offering	1/27/2017
Exemption relied upon	Rule 506(b) of Regulation D
Amount of securities sold	$100,000
Use of proceeds	New hires and salary

Type of security sold	Convertible Note
Date of the offering	8/31/2017
Exemption relied upon	Rule 506(b) of Regulation D

Amount of securities sold	$100,000
Use of proceeds	New hires and salary

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising more than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered Major Investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than Non-Major

Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
- The Company's CEO currently serves an advisory role and previously served as CEO at Knoxlabs, which the Company utilizes space from free of charge. On occasion, expenses incurred by the Company are paid by Knoxlabs and later reimbursed by the Company or converted into common stock. Knoxlabs currently owns approximately 10% of the outstanding common stock of the Company. As of December 31, 2016, there were no such outstanding related party liabilities.
- Knoxlabs serves as the Company's main source of business. Knoxlabs is bound by a Software Development Agreement that grants exclusive development rights to the Company for all of Knoxlabs's virtual and augmented reality software design and development services. Under this agreement, Knoxlabs is entitled to 20% of the Company's profits from each project. See "Risk Factors" above.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: See "Related Person Transactions" and "Risk Factors" above.

OTHER INFORMATION

Bad Actor Disclosure
Not Applicable.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you

had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Taron Lizagub

(Signature)

Taron Lizagub

(Name)

CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Taron Lizagub

(Signature)

Taron Lizagub

(Name)

CEO

(Title)

March 7, 2018

(Date)

/s/Albert Poghosyan

(Signature)

Albert Poghosyan

(Name)

COO

(Title)

March 7, 2018

(Date)

/s/Aram Avetisyan

(Signature)

Aram Avetisyan
(Name)

CTO
(Title)

March 7, 2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

RODIN INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountant's Review Report

For the period of April 20, 2016 (inception) to December 31, 2016

TABLE OF CONTENTS

Independent Accountant's Review Report | 2

Reviewed Financial Statements

Balance Sheet - December 31, 2016 | 3

Statement of Operations - Period ended April 20, 2016 (inception) to December 31, 2016 | 4

Statement of Stockholders' Equity - Period ended April 20, 2016 (inception) to December 31, 2016 | 5

Statement of Cash Flows - Period ended April 20, 2016 (inception) to December 31, 2016 | 6

Notes to Financial Statements - Period ended April 20, 2016 (inception) to December 31, 2016 | 7



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management of Rodin, Inc.
c/o Taron Lizagub
9415 Telfair Ave
Sun Valley, CA 91352

We have reviewed the accompanying financial statements of Rodin, Inc. ("the "Company"), which comprise the balance sheet as of December 31, 2016, and the related statements of operations, stockholders' equity, and cash flows for the period of April 20, 2016 (inception) to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 5 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
January 24, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

RODIN INC
BALANCE SHEET
AS OF DECEMBER 31, 2016
(unaudited)

ASSETS

	2016
Cash & Equivalents	$ 6,627
Total Current Assets	6,627
Total Assets	$ 6,627

LIABILITIES AND STOCKHOLDERS EQUITY

Accrued Expenses	$ 20,900
Total Current Liabilities	20,900
Total Liabilitites	20,900
Commitments & Contingencies	-
Stockholders' Equity:	
Common stock, $.0001 par value; 10,000,000 shares authorized	
7,200,000 shares issued and outstanding	720
Additional paid in capital	263,840
Retained Earnings	(278,833)
Total Stockholders' Equity	(14,273)
Total Liabilities and Stockholders' Equity	$ 6,627

RODIN INC
STATEMENT OF INCOME
For the period of April 20, 2016 (inception) to December 31, 2016
(unaudited)

	2016
Operating Expenses:	
General and Administrative	$ 18,498
IT Team Expense	114,800
Rent	5,535
Salaries and Wages	140,000
Total Operating Expenses	278,833
Net loss before provision of income taxes	278,833
Provision for income taxes	-
Net Income (Loss)	$ 278,833

Rodin Inc
Detail of Changes in Stockholders' Equity
For the period of April 20, 2016 (inception) to December 31, 2016

| | Common Stock | | Additional | Accumulated | Stockholders' |
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on April 20, 2016 (inception)	-	$ -	$ -	$ -	$ -
Capital Contributions	-	-	36,050	-	36,050
Stock issued for services	6,400,000	640	-	-	640
Common stock issued for cash	800,000	80	227,790	-	227,870
Net Loss	-	-	-	(278,833)	(278,833)
Balance on December 31, 2016	7,200,000	$ 720	$ 263,840	$ (278,833)	$ (14,273)

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

RODIN INC
STATEMENT OF CASH FLOWS
For the Period of April 20, 2016 (inception) to December 31, 2016

	2016
Cash flows from operating activities:	
Net loss	$ (278,833)
Adjustments to reconcile net loss to net cash used	
by operating activities:	
Stock based compensation	640
Change in accrued expenses	20,900
Net cash used by operating activities	(257,293)
Cash flows from financing activities:	
Capital Contributions	36,050
Proceeds from sale of common stock	227,870
Net cash provided by financing activities	263,920
Net increase (decrease) in cash	6,627
Cash at beginning of period	-
Cash at end of period	$ 6,627
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -

For the period of April 20, 2016 (inception) to December 31, 2016

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

Rodin offers an online environment where you can develop in JavaScript and use their extensive library to deploy apps instantly. The Company supports publishing to all the major VR platforms, with which customers can create native VR applications for Gear VR, Oculus, Vive, Daydream, Cardboard, iOS, Android, & WebVR all from the same code.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended December 31, 2016, the Company recognized nil in advertising costs.

Risks and Uncertainties

As of December 31, 2016, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognitions

The Company recognizes revenue only when all of the following criteria have been met:
Persuasive evidence of an arrangement exists;
Delivery has occurred or services have been rendered;
The fee for the arrangement is fixed or determinable; and
Collectability is reasonably assured.
There were no revenues during the period ended December 31, 2016.

For the period of April 20, 2016 (inception) to December 31, 2016

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company asses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which generally has a statute of limitation of three years. It also accounts for state income taxes based on the provisions promulgated by the State of California. The tax years open for examination by the IRS are for the year ended December 31, 2016.

The Company currently has a tax net operating loss (NOL) of $278,833 for which it may receive future tax benefits. However, as of December 31, 2016, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.

Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2016, the Company had $6,627 in cash.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – ACCRUED EXPENSES

The Company had accrued expenses of $20,900 related to IT Team expenses incurred in 2016 but were paid in January of 2017.

NOTE 3 – RELATED PARTY

The Company utilizes space from a related party, Knox Labs, free of charge. On occasion, expenses incurred by Rodin Inc. are paid by Knox Labs and later reimbursed by the Company or converted into common stock. As of December 31, 2016, there were no such outstanding related party liabilities.

For the period of April 20, 2016 (inception) to December 31, 2016

NOTE 4 – STOCKHOLDERS' EQUITY

The Company has 10,000,000, $.0001 par value shares of common stock authorized.

During the year ending December 31, 2016, the Company issued 6,400,000 founders shares for services valued at $640.   Additionally, the Company issued 800,000 shares to a related party Knox Labs for $227,790 in cash and expenses paid on behalf of the Company.

NOTE 5 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $278,833 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 24, 2018, the date these financial statements were available to be issued.

On May 27, 2017, the Company issued a convertible promissory note for cash consideration of $100,000. The promissory note carries an interest rates of 5% per annum and matures in May of 2019.

On August 31, 2017, the Company issued a convertible promissory note for cash consideration of $100,000. The promissory note carries an interest rates of 3% per annum and matures in May of 2019.

EXHIBIT C
PDF of SI Website



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RODIN
Democratizing VR/AR content creation.
FEB 2018
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Rodin

Web platform enabling the seamless creation of virtual and augmented reality applications and experiences. Edit Profile

$500	**$5,000,000**	**Crowd Note**
Minimum	Valuation cap	**Security Type**

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Website: http://www.rodin.io

Share:

Rodin is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Rodin without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Number Of JavaScript Developers In The World
4 Million

Augmented/Virtual Reality Revenue Forecast By 2020
$120 Million

- Developers from United Airlines, CBS, Marc Jacobs, and Coors Light have used Rodin's platform to develop VR or Web Applications (cross-sold through Knoxlabs).
- Graduated Techstars Boulder in 2017.
- 821 registered developers have created 269 projects on Rodin's platform.
- Founder previously founded Knoxlabs, a Google VR Cardboard partner that generated $8.8M in revenue in three years (2014-2016).

- Round Size: US $2,000,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $5,000,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

We are building the tools to power the backbone of the immersive web. We believe the only way to do is by democratizing VR/AR development.

We believe Virtual and augmented reality platforms are the next step in the evolution of our computing devices and human interaction. They allow for more sensory captures and bring about a closer reproduction of our real-time interactions and experiences, and will significantly impact our future, spanning everything from digital social interactions to communication and business.

However, the solutions that exist to enable the creation of these tools are limited. Developing a VR/AR app today is like developing websites in the 90s. The tools are complex, costly, and require developers to learn 3D modeling, game engine development, multiple platforms, and native coding libraries, and this takes years of study. The devices needed to capture and serve exist, but the tools necessary to create these experiences are lacking and not suited for the job.

Rodin makes creating VR/AR experiences simple and accessible. We've developed a platform to allow the 4M+ JavaScript developers around the world to easily create and deploy virtual and augmented reality experiences and apps to all the VR/AR headsets. You can build immersive and interactive experiences which run on VR and AR, mobile devices with your web browser. Whether you are new to 3D development or have extensive experience, getting started with Rodin is easy.

Creating a VR/AR app today is extremely expensive. It also takes months to develop and does not work on all devices. With Rodin, a novice JavaScript developer can get started with an app in 10 minutes for $50*, which works on all devices through a web browser.

The next iteration of the web, the Metaverse, is already here, and it is highly immersive and immensely interactive. We have to make sure the tools that we provide are tools crafted by those that are passionate to see this come alive; built from scratch, built for the purpose of sculpting, built raw. We now have this opportunity - to standardize, enable, and define the VR/AR development market.

*Rodin's platform is currently free to use, but the Company plans to start charging a fee in early 2018.

Product & Service

Rodin lowers the barrier to entry for VR/AR development. It is a one-stop platform with which any JavaScript developer can build, deploy, and manage VR/AR apps and experiences which can run on multiple platforms - including regular web, Oculus, Vive, Android, iOS, and (soon) Magic Leap - all from a single codebase from the browser. Rodin does not require specialized 3D expertise, so users can directly code and design from their browser. Rodin makes it easy to use the building blocks (you can also build your own building blocks) needed to build highly immersive and interactive 3D experiences and applications.

Rodin has an expansive VR library coupled with our own proprietary engine and builders. A developer can start with one of our many templates and, then, either send a link or compile an app with a single push. The application lives on our web-platform or can be packaged as a standalone application for VR/AR devices. This means that there is no need to build and publish each time - you can experience what you have built right away from any browser. The key innovation is Rodin's library, our own VR browser, and core architecture which is built on top of webVR/XR: what this means is that apps being developed work cross-platform-cross-device out of the box.

The platform's flexibility helps developers deliver unique apps, tools, and experiences in a way that supports their own requirements and development practices.

Gallery



















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VR/focus
VR-NERDS
BizWest
TechLeer
socal TECH
Medium
The Ghost Howls
A blog about virtual reality, startup and stuff

development community, we applied for TechStars Boulder 17 to help us accelerate adoption.

Founders and Officers



Taron Lizagub
CEO

Taron has a strong engineering background and has founded three other startups. The latest one, Knoxlabs, is a virtual reality mobile hardware manufacturer that counts Google amongst its partners and has generated $8.8M in revenue from 2014 to 2016. He is passionate about redefining language (has given two Tedx talks on the topic) - what it means in a virtual environment, lifting its inherent limitations as solely having a linear, non-fluid, and defined form. This is necessary for us to improve the experience and connect with empathy - to accelerate the densification of the emotional exchange range between humans. And in the process, he wants to bridge how our senses interact with technology and create everyday products that are emotional extensions of ourselves.



Albert Poghosyan
COO

Albert is a seasoned operation expert who has managed development teams for over 15 years. Albert was responsible for rapidly scaling Knoxlabs to become one of the leading mobile headset manufacturers. He has extensive experience in product development and enterprise sales. He is passionate about bridging VR/AR technologies to revamp education.



Aram Avetisyan
CTO

Aram has a Ph.D. in software engineering and over a decade of experience in web development and data analysis. He is responsible for developing Rodin's core architecture. At a pure-core level, Aram is innovating the developer stack for other VR/AR developers. At a meta-level, Aram might have already achieved such a level of innovation that the Aram we interact with might be a virtual version of the real Aram. He is the Morpheus of VR to us.

*Aram works remotely from Armenia.

Key Team Members



Sergey Hovakimyan
Employee

Stephan Airapetian
Marketing and Strategy

Levon Khachatryan
Employee







Khatchadour Israelyan
Employee

Mariam Adamyan
Employee

Raffi Hovhannisyan
Employee





Kristina Karapetyan
Employee

Grigor Khachatryan
Employee









Notable Advisors & Investors

TechStars

Investor, Investor, Notable venture capital and private equity accelerator



Natty Zola

Advisor, Advisor, Strategy (Director of Techstars Boulder)



Erin Rand

Advisor, Advisor, Growth, Flame Ignitor, COO at Service Rocket



Joshua Fraser

Advisor, Advisor, Marketing (CEO at Data Nerds)



Kirk Ouimet

Advisor, Advisor, Product direction, (Director of Creative Camera at Snap)



Vikas Reddy



Tim Falls

Advisor, Advisor, Dev & community evangelist/relations, (Sendgrid sixth employee)

Q&A with the Founder

Q: Can you elaborate on your customer acquisition strategy and how you plan to scale?
Rodin: In order to engage more users, Rodin plans to support existing webVR frameworks/projects such as A-Frame, ReactVR, Unity, and Sumerian, by developing a WebVR Tool Kit (WVRTK) - a library of handy tools and services to be used in WebVR project creation processes. This will enable Rodin to gain market share by expanding the capabilities of existing and to-be webVR/AR frameworks, projects, and libraries. These tailored WebVR Tools will be expanded to front-end development hubs like Wordpress - enabling web developers to sell VR/AR apps to their existing clientele by equipping them with the tools to easily convert their already built websites into VR/AR apps, or transition into building VR/AR while keeping their current skill sets and resources.

Q: Sales and marketing projection jumps incrementally in 2018. What is that money going towards?
Rodin: We plan to release Rodin V2 with drag and drop capabilities, standalone Rodin VR/AR browser integrated with noteworthy headsets, and Rodin API for AdVR/AR. We also plan to spend heavily on marketing to onboard novice web developers.

Q: Please detail your past projects.
Rodin: These were projects introduced through Knoxlabs: 1) $75K for Coors Light (i2vr.io/coorslightvr); 2) $25K for United Airlines (http://vr.i2vr.io/polaris); 3)$10K+ $150/month for CBS (x.co/cbsvision); 4) $20K for Marc Jacobs (i2vr.io/mjvr); 5) Kia $25K (http://kiavr.co/m)

Q: With $270K in the bank, why are you raising now?
Rodin: The raise is going to be used for accelerated marketing- We need the funding from this round to accelerate onboarding and customer acquisition.

Q: Can you please provide color on your product roadmap?
Rodin: In the immediate future, we plan to build our own WebVR Viewer (semi-browser) and app generation engine for all platforms. We want to design it to support Rodin, A-frame, and any other JavaScript based frameworks. The next step is a desktop and in-VR drag and drop editor, that will be synced to the code editor, enabling developers to use one or both simultaneously. After 5 years, Rodin wants to be the go-to platform for creating anything VR/AR. We want to be a major backbone of the immersive web. Our goal is to have millions of VR/AR experiences/ portals sculpted by Rodin.

Q: Please describe all intellectual property.
Rodin: We have not filed any patents. However, we plan to file a patent for our Rodin library, a JavaScript developer friendly library that aims to take the low-level VR coding hustle away. We also plan to file a patent for the WebVR product we are developing now.

Q: Please detail any notable customers
Rodin: Rodin started as a part of Knoxlabs, a VR kit company the founder Taron Lizagub previously founded in 2014. Rodin was spun off in 2016. Through Knoxlabs, Rodin was able to cross-sell its services to many notable customers. For example, developers from United Airlines, CBS, Marc Jacobs, and Cooers Light all have used Rodin's platform to develop VR or Web Applications. We have also done projects for Absolut/Deadmau5, Fox/Simpsons, Pepsi/Lays, Meck Pharmaceuticals, Oregon State University, Kia, and Chick-fil-a.

Q: What can be done by a developer without the platform?
Rodin: Currently, we believe the only way to build a VR app would be through Unity or Unreal. They would need to spend a month on 3D modeling, rendering, etc. The transition from website developer to VR is a 2-3 month process. With Rodin, it is almost as simple as making a website, and we provide many templates to work with. They can create a project in an hour or so. We currently have about 269 developers and 821 projects on the platform. We also created our Rodin VR browser specifically for VR use. Developers can create experiences on the platform and it lives as a web VR available on any browser.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $2,000,000	US $2,000,000
Minimum investment	$20,000	US $500
Target minimum	US $250,000	US $250,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $5,000,000	US $5,000,000
Interest rate	5.0%	5.0%
Closing Terms	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the closing date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the closing date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the company's offering materials for additional details.
CF Offering Cap	While the Company is offering up to $2,000,000 worth of securities in its Seed Round, only up to $1,070,000 of that amount may be raised through Regulation CF.	While the Company is offering up to $2,000,000 worth of securities in its Seed Round, only up to $1,070,000 of that amount may be raised through Regulation CF.

Use of Proceeds

If Minimum Amount Is Raised


Product Development
Marketing
Key Hires

If Maximum Amount Is Raised


Key Hires
Marketing
Product Development



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Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Rodin's prior rounds by year.



$5500000
$5000000
$4500000
$4000000
$3500000
$3000000
$2500000
Pre-Seed (Preferred)
Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $350,000
Close Date	Dec 25, 2016
Security Type	Preferred Equity

Financial Discussion

Operations

Rodin offers an online environment where you can develop in JavaScript and use their extensive library to deploy apps instantly. The Company supports publishing to all the major VR platforms, with which customers can create native VR applications for Gear VR, Oculus, Vive, Daydream, Cardboard, iOS, Android, & WebVR all from the same code.

Liquidity and Capital Resources

The proceeds from the Combined Offerings are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Combined Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $270,000 in cash on hand as of February 2, 2018 which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are in the Data Romm.

Market Landscape



$150,000,000,000
$125,000,000,000
$100,000,000,000
$75,000,000,000
$50,000,000,000
$25,000,000,000
$0
2018
2020

Total available market for VR/AR worldwide -- includes hardware and software

The VR/AR ecosystem is growing fast. This year VR is poised to be a $25B industry, rising to $120B by 2019. From what we've noticed, Google, Facebook, and Mozilla are quickly embracing webVR as the fundamental technology that will power the VR Metaverse. Rodin's goal is to be the backbone of this change.

On the global scale, currently, virtual reality products and services alone comprise a $120 billion total addressable market. Our serviceable obtainable market, which accounts for Europe and North America, is valued at $3.2 billion in its own right. Acquisition activity in this space has also been fast - highlighted by Microsoft and Adobe's purchases of AltspaceVR and SkyBox VR, respectively, since summer 2017.

Our primary target is the more than 4 million JavaScript developers in the world. From what we have seen, developers might not want to dive deep into the low-level code, but still, want to create virtual reality projects. Rodin enables them to get started with virtual reality projects with their existing skill set.

Secondarily, we're also looking to penetrate the VR game developer segment. We believe game developers want to be able to create VR games and instantly deploy them to all major platforms so that changes can be made without the need to rebuild every time.

Risks and Disclosures

Risks Related to the Company's Business and Industry

The Company's CEO serves an advisory role and is also the founder and previously the CEO at Knoxlabs, Inc. ("Knoxlabs"), a California corporation that manufactures Google Cardboards. While the CEO is focusing his time on the Company, his attention may be divided by future business items associated with his advisory role at Knoxlabs. The Company also has certain related party transactions with Knoxlabs. See "Related Person Transactions" below.

Knoxlabs serves as the Company's main source of business. Knoxlabs is bound by a Software Development Agreement that grants exclusive development rights to the Company for all of Knoxlabs's virtual and augmented reality software design and development services. Under this agreement, Knoxlabs is entitled to 20% of the Company's profits from each project. Knoxlabs provides a significant source of the Company's business. In addition, the Company has conducted and will continue to at times conduct business indirectly with customers through referral by Knoxlabs, such that Knoxlabs acts as signatory to any formal agreements and customer projects are passed to the Company as a third party with no direct agreement between the Company and the customer. See "Related Person Transactions" below.

We may not be successful in obtaining issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. The Company currently does not hold any patents, and plans to file for an issued patent for the Rodin Library. Filing a patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for Rodin to dramatically increase the number of customers that they serve or to establish itself as a well-known brand in the competitive VR space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company may not have accurately forecast demand for its product. The Company may need to start closing a significant number of customers in order to reach its sales goals. There is the risk that the Company will fail to execute on sales opportunities or not identify enough potential customers given its current success rate. The Company may struggle to convert its pipeline into paying customers. The Company may find it difficult to grow its business or to survive if its actual market is smaller than expected.

The Company may face headwinds if other, more well funded competitors enter the market. Amazon specifically has entered the market with Sumerian, posing a significant risk to Rodin. Beyond that, Mozilla, Apple and Google pose big threats to Rodin.

The reviewing CPA has included a "going concern" note in the reviewed financials. The reviewing CPA notes that the Company, as of December 31, 2016, has incurred losses from inception of approximately $278,833 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The reviewing CPA also notes that the ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The reviewing CPA also notes that the accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has not filed a Form D for its offerings of convertible notes in 2017. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Taron Lizagub, Albert Poghosyan, Aram Avetisyan, and Grigor Khachatryan. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.



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We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 80.93% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
Pitch Deck and Overview (1 file)	Dec 4, 2017	Folder
Product or Service (8 files)	Dec 4, 2017	Folder
Financials (2 files)	Mar 7, 2018	Folder
Fundraising Round (1 file)	Mar 7, 2018	Folder
Investor Agreements (1 file)	Mar 7, 2018	Folder
Miscellaneous (2 files)	Mar 7, 2018	Folder

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EXHIBIT D

Investor Deck

nomo

Democratizing VR/AR content creation.

FEB 2018

This presentation contains offering materials prepared solely by Rodin without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

SQUARESPACE



"A technology company democratizing website creation."

ANYONE → SKILLED WEB DESIGNER

A web platform for **easily building & sharing stunning websites.**

*Rodin is not affiliated with Squarespace . This slide represents management's opinion and is meant for illustrative purposes. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

RODIN

"A technology company democratizing VR/AR content creation."

ANY JS DEVELOPER → SKILLED VR DEVELOPER

A web platform for **easily building & deploying engaging VR/AR experiences to VR/AR headsets.**

THE CURRENT WAY OF BUILDING VR/AR EXPERIENCES IS COSTLY & COMPLEX...



COMPLEX & SLOW

Complex 3D game engine development tools used are time-consuming.



EXPENSIVE

Expensive programmers with extensive 3D modeling experience are needed.



SILOED

Platforms (oculus, vive, etc.) are siloed and each requires it's own custom build.

CREATING VR/AR CONTENT SHOULD BE FAST & LOW COST.



FAST & TIMELY

Build, deploy and manage VR/AR experiences quickly, with ease.



COST EFFECTIVE

Low cost VR content creation so they can produce more content.



ON ALL DEVICES

VR content that works across all devices through web, no downloads required.

These statements represent management's opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.

SO WE'VE SIMPLIFIED VR/AR CONTENT CREATION…

OLD WAY

Complex, Slow, Multiple Software Programs & Builds

OpenGL + UNREAL ENGINE + unity



Guided Tour

Expensive, 2-3 month for a new developer, not on all devices

NEW WAY

Easy-to-use, Web-based, All-in-one Solution

RODIN

RODIN
Dashboard
Store
Samples
Tutorials
Contacts
About
raffi
Select template to create a project OR import project from GitHub
Blank
Basic
Drag'n'Drop
Presentation Hall
Interior
360 Video Player
Video Gallery
Pull From GitHub
Project Name*
Project name

Cheap, developers can get started in 10 minutes, available on all devices through web browsers.

MADE VR/AR ACCESSIBLE...

Rodin allows JavaScript developers to create in hours what would traditionally take a skilled developer weeks-


RODIN /stereo
File Edit Find Run VCS Window
Folder
Screen.js index.js index.html deck.mtl
https://rodin.io/projects/aram/stereo/index.html

JAVASCRIPT = VR/AR

With Rodin any web developer that uses JavaScript (one of the world's most commonly used programming language), can now create VR/AR content.

BUILD ONCE AND DEPLOY ...

Rodin allows developers to build immersive experiences and **easily run on Samsumg GearVR, Oculus, Vive, Daydream, Google Cardboard, and the Internet.**



SAMSUNG
Gear VR

oculus

VIVE

Daydream

Google Cardboard

WWW

AGILE FULL STACK PLATFORM

Rodin's web platform is built with agility in mind so developers can deploy, test and manage content with live push, no app store updates needed.

SO 18M WEB DEVELOPERS CAN NOW CREATE VR/AR CONTENT.

We're reaching beyond existing demand into new market space by allowing 18 million JavaScript developers to create for VR/AR.



4 million JavaScript developers worldwide can create and deploy VR apps using just JavaScript.


VR
$30B
$120B
AR
$90B

The total available market for VR/AR is expected to reach **$120 billion** by 2020.

Source: Digicaptial, StackOverflow

OUR BRANDS & DEVELOPERS LOVE US

We've helped some of the world's leading brands build engaging experiences.











ABSOLUT. | Coors LIGHT | pepsi | THE SIMPSONS
MARC JACOBS | CBS | Chick-fil-A | UNITED

United Airlines, CBS, Marc Jacobs and Cooers Light have completed their projects through the Rodin platform directly. For the rest of the companies, Rodin has completed projects with its own platform.
Further, some of the above listed customers used Rodin's platform when Rodin was a part of Knoxlabs, a VR kit company the founder Taron Lizagub previously founded in 2014. Rodin was spun off in 2016.



STUART HOGG
Director of VR
foreverbeta

"Rodin is an amazing tool for streamlining our experiences across multiple headsets at the cost of developing for one. With deploying and managing with real time updates, ***it would have been impossible with anything else.****"*

The individual above was not compensated in exchange for his testimonials. In addition, his testimonial should not be construed as and/or considered investment advice.



BUSINESS MODEL

We offer tiered subscriptions to suit everyone, from individual developers through to large development houses.

THINKER

$ **0** p/m

Rodin URL
500 MB Traffic
1 GB Hosting space
Rodin Loader

DAVID

$ **50** p/m

Custom URL
3 TB Traffic
40 GB Hosting space
Rodin Loader

LIBERTY

$ **500** p/m

Custom URL
6 TB Traffic
200 GB Hosting space
Custom Loader

TERRACOTTA

$ **CUSTOM PRICING**

Full hosting container
Custom URL
All apps generation tool
Custom Loader

DEVELOPER MARKEPLACE

30%
commission on each transaction

Third party modules and templates

*Currently Rodin is free to use. Rodin plans to start charging fees in early 2018.

COMPETITION

	OpenGL	Unreal Engine / unity	React VR	mozilla A-FRAME	RODIN
Multy-platform app generation	✕	○	○	○	✓
Hot deploy code	✕	✕	✓	✓	✓
Heavy graphics	✓	✓	✕	✕	✕
Full-stack platform	✕	✕	✕	✕	✓
Web-developer friendly	✕	✕	○	○	✓
Easy to scale and customize	○	○	○	○	✓

✕ No Support ✓ Full Support ○ Partial/Possible Support

This table represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

OUR COMPETITIVE ADVANTAGE



BUILD FAST

With Rodin, developers can build engaging VR/AR experiences from templates **in as little as 10 minutes**.



DEPLOY EVERYWHERE

Easily **build once and deploy everywhere** through web browsers.

OUR COMPETITIVE ADVANTAGE

We've built Rodin with web developers, ease-of-use, and extensibility in mind.



UNTAPPED MARKET

—

Rodin gives JavaScript developers the ability to create VR experiences, accessing **untapped market space.**



EASILY EXTENSIBLE

—

Extend and update easily with our library and community created add-ons.

FINANCIALS



2017
2018
2019
2020
AUGUST
SEPTEMBER
OCTOMBER
NOVEMBER
DECEMBER
JANUARY
FEBRUARY
MARCH
APRIL
MAY
JUNE
JULY
AUGUST
SEPTEMBER
OCTOMBER
NOVEMBER
DECEMBER
JANUARY
Revenue
0
$25K
$40
$150K
$250K
$400K
$10M
Milestones:
250 Paid users
1 Custom enterprises
500 Paid users
3 Custom enterprises
1K Paid users
5 Custom enterprises
5K Paid users
10 Custom enterprises
20K Paid users
50 Custom enterprises
Deliverables:
oculus
VIVE
Daydream
SAMSUNG Gear VR
WebVR
Mobile AR
Enterprise package
Windows Mixed Reality
Microsoft HoloLens
Hololens AR
Drag & Drop Editor
Developers Marketplace for projects

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

TEAM

We have an amazing team spanning development, marketing and operations with **a proven track record of building successful VR companies.**



TARON LIZAGUB
CEO

Founded & scaled Knoxlabs (VR headset manufacturer) to $8.8M revenue within 3 years, partnered with Google & the New York Times. Experienced founder and engineer with 3 startups, Bachelor Science, UCLA.



ALBERT POGHOSYAN
COO

Experienced executive with 15+ years operations experience managing large development teams. As CTO he helped rapidly scale Knoxlabs. Masters, Computer Science & Bachelor Business.



ARAM AVETISYAN
CTO

Experienced software engineer with 10+ years web development & data analysis experience. PhD & Bachelor Science, Computer Systems.

+8 exceptional developers building platform for the future of VR/AR.






BUILDING THE PLATFORM FOR
THE FUTURE OF VIRTUAL REALITY.

ROOM2

TARON LIZAGUB

EXHIBIT E
Video Transcript

Rodin makes it ridiculously easy to develop beautiful, interactive virtual reality experiences and deploy them natively across all VR platforms. We bridge the gap between web and VR. So, now starting with one of our templates, we're showing how easy it is build a conferencing environment that will run simultaneously across the Vive, Oculus, Gear, Mobile and Daydream. Typically, this would take a skilled developer weeks. Now, it takes minutes. So, while this is being built, I'm going to talk about why we are passionate about what we do. We are at an interesting stage in the evolution of communication tools between humans. With VR, we can better capture more senses, enabling us to define and capture experiences closer to what makes now 'the now'. This is a necessity in accelerating the emotional exchange rate between humans. Based on that heavy implication, we are making this magic creation accessible to everyone, specifically Java Script developers. Modelling these emotionally powered experiences is a novelty currently reserved for expressing 3D in unity. With Rodin, we shortened the learning curve of building VR experiences and at the same time streamlined the deployment process cross-platform.

Built with just a few lines of code, we just deployed our conferencing experience to all the leading VR ecosystems. Now, you're seeing them on different devices interacting in the same virtual environment. Rodin empowers visceral experiences made by you to be accessed by the masses. We offer many pre-built modules and templates to get anyone started in pushing their emotions across the limited cosmos.